Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Glass House Brands Inc. (the "Company")

3645 Long Beach Boulevard

Long Beach, California 90807

Item 2.	Date of Material Change

September 29, 2026

Item 3.	News Release

The news release disclosing the material change was disseminated by the Company on September 29, 2026 through GlobeNewswire and is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 4.	Summary of Material Change

On September 29, 2026, the Company announced the planned retirement of Mark Vendetti as the Company's Chief Financial Officer ("CFO"). Mr. Vendetti will continue to serve as CFO through March 31, 2027, and the Company has initiated a search for his successor.

Item 5.	Full Description of Material Change

On September 29, 2026, the Company announced the planned retirement of Mark Vendetti as CFO. Mr. Vendetti, who joined the Company as CFO in 2021, will continue to serve as CFO through March 31, 2027. The Company has initiated a search for Mr. Vendetti's successor.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Benjamin Vega

General Counsel and Corporate Secretary

Tel: (562) 264-5078

Item 9.	Date of Report

October 9, 2026.